November 5, 2013

International Shipholding Corporation

International Shipholding Corporation

11 North Water Street

Suite 18290

Mobile, Alabama 36602

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	International Shipholding Corporation
Form 10-K for the Year Ended December 31, 2012
Filed March 11, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 6, 2013
File No. 001-10852

Dear Sir or Madam:

By letter dated October 23, 2013 (the “Additional Comment Letter”) from the Staff to International Shipholding Corporation (“ISH”), the Staff provided certain additional comments with respect to the letter we sent dated September 27, 2013. In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the numbers in your Additional Comment Letter, and is followed by our response. All references to page and footnote numbers in our responses are references to such numbers in the subject documents. In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the date hereof (i) a separate copy of this Letter marked to show the full text of the portions of this Letter redacted from the version filed via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the Securities and Exchange Commission (the “Commission”), 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished by telecopy a copy of the Request Letter to the Commission’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.

Confidential Treatment Requested by International Shipholding Corporation

ISH-001

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by International Shipholding Corporation.” and each page is marked with the identifying numbers and code “ISH-001” through “ISH-008.”

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 18

Impairment of Long-Lived Assets, page 19

Comment 1:

We note from your response to our prior comment 1 that you have provided your proposed disclosure for future filings. We also note that in estimating future cash flows you make assumptions about future charter rates in which the estimated daily time charter rates used for the unfixed days are based on a combination of (i) internally forecasted rates developed for and approved by senior management, and (ii) the trailing 10-year historical average rates. In light of the fact that shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008, please consider revising your disclosure to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company’s future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current rates in future periods.

Response:

We periodically perform our own internal sensitivity analysis which provides us with a break-even charter hire rate that we need to achieve in order for the undiscounted future cash flows to equal the current net book value of each vessel and compare this charter hire rate with the 10-year historical average. Given the fact that dry bulk carriers have a nominal economic life of 25-35 years, we believe that performing an impairment test utilizing, among other factors, the 10-year trailing historical average charter hire rate for dry bulk vessels is the most appropriate measure because the 10-year historical average allows a sufficient period of time considering the cyclical nature of the charter hire rates. In performing our most recent break-even sensitivity analysis, we concluded that the 10-year historical average would have to decrease by over 50% in order for step one of the impairment test to fail.

Confidential Treatment Requested by International Shipholding Corporation

ISH-002

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

We plan to revise our future filings, beginning with our 2013 Annual Report on Form 10-K, to include, as part of the proposed disclosure we furnished to you in our September 27, 2013 letter, additional disclosures around the assumptions we use for our charter hire rates.

Notes to the Financial Statements

Note B. Acquisitions, page F-10

Dry Bulk Cape Holding Inc., Step Acquisition

Comment 2:

We note from your response to our prior comment 9 that the calculation of the fair value of the purchase consideration included certain amounts other than the one vessel and newbuilding transferred to DryLog and the intangible asset that was established to reflect the difference between the existing values of the time charter contracts in place at the time as compared to current market rates discounted back to present value. Please explain to us why the purchase consideration includes these additional amounts specifically tell us the nature of every asset and liability transferred to DryLog in this transaction. Also, please provide for us and include in your revised disclosure, the nature of the specific assumptions used in the valuation of capesize vessels, using the cost and comparable sales approaches, and the valuation of the intangible asset using the income approach.

Response:

In order to properly account for the fair value of the purchase consideration, and in accordance with the terms of the purchase agreement, we included all assets and liabilities that we transferred to DryLog to acquire the remaining 50% ownership in Dry Bulk Cape Holding, Inc. The assets and liabilities transferred included the following amounts:

[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

Confidential Treatment Requested by International Shipholding Corporation

ISH-003

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

[***]	[***]

The fair value of the cape size vessels was developed by using a combination of the cost and comparable sales approaches and was provided by a third party valuation firm. For the cost approach, the current estimated replacement cost was determined to be [***] million based on recent construction contract information extracted from construction costs reported and tabulated by Compass Maritime and HIS Fairplay – World Shipping Encyclopedia. The replacement cost was depreciated over a 25-year normal useful life after deducting the estimated current scrap value of $12.0 million. The scrap value was based on reported current sales of vessels to scrap processors located in the Indian sub-continent reported in the range of $490/LDT taken from published data. This figure was multiplied by the reported light ship weight of the vessel of 24,413 metric tons. The yearly physical depreciation was multiplied by the remaining economic life of the vessel and the scrap value added back to arrive at the cost approach value of [***] million for each vessel.

For the comparable sales approach method, research of publicly available data identified approximately twenty cape size vessels sold from September of 2010 through February of 2011. The reported sales were plotted as a graph of dollar per deadweight ton versus age. The graph was used to determine the appropriate dollar per deadweight ton. This approach indicated a value of [***] million for each vessel. The cost and comparable sales approaches were weighted approximately 50/50 to arrive at the estimated fair market value.

The fair value of the intangible assets was based on the difference between the existing time-charter contract rate in place as of the acquisition date as compared to the current market rates for similar vessels under short-term charters. The time charter contracts being valued expired on January 7, 2013. The fair value was calculated based on the discounted cash flow model and was prepared by a third party valuation firm. The market rate of $18,500 per day (net of 6.25% commissions) was used based on short-term rates published by an industry publication. The discount rate used was based on a weighted average cost of capital of 13% and derived from industry specific data collected from Ibbotson Associates Cost of Capital Quarterly, S&P 500 and from Moody’s.

We will revise our future filings, beginning with our 2013 Annual Report on Form 10-K, to include disclosures around the specific assumptions that was used to calculate the fair value of both capesize vessels and the assumptions used to calculate the fair value of the intangible asset.

Note C. Out of Period Adjustments

Comment 3:

We note from your response to our prior comment 10 that you have provided a table which indicates the quantitative impact of the adjustments (in the aggregate) on certain line items in the statements of income and balance sheets. In light of the fact

Confidential Treatment Requested by International Shipholding Corporation

ISH-004

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83 that certain errors may have offsetting effects on other errors, we believe that you should provide your quantitative analysis of materiality separately for each error identified, rather than providing it in the aggregate. Please provide us this analysis.

Response:

We acknowledge the staff’s request and have separately provided below the quantitative impact of each adjustment on certain line items in the statements of income and balance sheets for each of the errors that we corrected in the three months ended June 30, 2012.

Straight-Lining of Certain Charter Contracts	2009	2010	2011	2012

Impact of Corrections (Pre-Tax and Unconsolidated Entities)	(179,161)	2,968	96,663	324,025
Impact of Corrections (Net Income)	(179,161)	2,968	96,663	324,025

Impact of Errors on :
Revenues	0.180%	0.065%	0.052%	0.080%
Voyage Expenses	-0.171%	0.092%	0.122%	0.088%
Operating Expenses	0.148%	0.070%	0.106%	0.076%
Operating Income	0.494%	-0.018%	-0.222%	-1.352%
Income before Taxes and Unconsolidated Entities	0.565%	-0.063%	-0.296%	-1.463%
Equity in Net Income(Loss) of Unconsolidated Entities	0.000%	0.000%	0.000%	0.000%
Net Income	0.424%	-0.019%	-0.306%	-1.516%
Retained Earnings	0.099%	-0.002%	-0.047%	-0.149%
Stockholder’s Equity	0.075%	-0.001%	-0.039%	-0.124%
Current Assets	0.000%	0.000%	0.000%	0.000%
Long-Term Assets	0.000%	0.000%	0.000%	0.000%

Straight-Lining of Lease Payments	2009	2010	2011	2012

Impact of Corrections (Pre-Tax and Unconsolidated Entities)	(415,979)	178,277	178,277	—
Impact of Corrections (Net Income)	(270,386)	115,880	178,277	—

Impact of Errors on :
Revenues	0.000%	0.000%	0.000%	0.000%
Voyage Expenses	-0.141%	0.085%	0.093%	0.000%
Operating Expenses	-0.121%	0.065%	0.081%	0.000%
Operating Income	1.147%	-1.102%	-0.409%	0.000%
Income before Taxes and Unconsolidated Entities	1.311%	-3.769%	-0.546%	0.000%
Equity in Net Income(Loss) of Unconsolidated Entities	0.000%	0.000%	0.000%	0.000%
Net Income	0.640%	-0.757%	-0.565%	0.000%
Retained Earnings	0.150%	-0.063%	-0.087%	0.000%
Stockholder’s Equity	0.113%	-0.050%	-0.072%	0.000%
Current Assets	0.293%	0.000%	0.000%	0.000%
Long-Term Assets	0.000%	0.000%	0.000%	0.000%

Confidential Treatment Requested by International Shipholding Corporation

ISH-005

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

Gain Associated with Re-Purchasing Leased Vessels	2009	2010	2011	2012

Impact of Corrections (Pre-Tax and Unconsolidated Entities)	—	—	(815,880)	(210,387)
Impact of Corrections (Net Income)	—	—	(815,880)	(210,387)

Impact of Errors on :
Revenues	0.000%	0.000%	0.000%	0.000%
Voyage Expenses	0.000%	0.000%	0.000%	0.000%
Operating Expenses	0.000%	0.000%	-0.372%	-0.096%
Operating Income	0.000%	0.000%	1.871%	0.878%
Income before Taxes and Unconsolidated Entities	0.000%	0.000%	2.500%	0.950%
Equity in Net Income(Loss) of Unconsolidated Entities	0.000%	0.000%	0.000%	0.000%
Net Income	0.000%	0.000%	2.586%	0.984%
Retained Earnings	0.000%	0.000%	0.400%	0.097%
Stockholder’s Equity	0.000%	0.000%	0.327%	0.080%
Current Assets	0.000%	0.000%	0.000%	0.000%
Long-Term Assets	0.000%	0.000%	-0.140%	-0.038%

Hedge Accounting Treatment for Interest Rate Swap	2009	2010	2011	2012

Impact of Corrections (Pre-Tax and Unconsolidated Entities)	—	—	—	—
Impact of Corrections (Net Income)	—	—	(673,560)	(715,560)

Impact of Errors on :
Revenues	0.000%	0.000%	0.000%	0.000%
Voyage Expenses	0.000%	0.000%	0.000%	0.000%
Operating Expenses	0.000%	0.000%	0.000%	0.000%
Operating Income	0.000%	0.000%	0.000%	0.000%
Income before Taxes and Unconsolidated Entities	0.000%	0.000%	0.000%	0.000%
Equity in Net Income(Loss) of Unconsolidated Entities	0.000%	0.000%	-164.283%	-332.819%
Net Income	0.000%	0.000%	2.135%	3.348%
Retained Earnings	0.000%	0.000%	0.330%	0.329%
Stockholder’s Equity	0.000%	0.000%	0.270%	0.273%
Current Assets	0.000%	0.000%	0.000%	0.000%
Long-Term Assets	0.000%	0.000%	0.000%	0.000%

Confidential Treatment Requested by International Shipholding Corporation

ISH-006

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

Total Errors Summarized	2009	2010	2011	2012

Impact of Corrections (Pre-Tax)	(595,140)	181,245	(540,940)	113,638
Impact of Corrections (Net Income)	(449,547)	118,848	(1,214,500)	(601,922)

Impact of Errors on :
Revenues	0.180%	0.065%	0.052%	0.080%
Voyage Expenses	-0.312%	0.177%	0.214%	0.088%
Operating Expenses	0.026%	0.135%	-0.184%	-0.020%
Operating Income	1.641%	-1.120%	1.240%	-0.474%
Income before Taxes and Unconsolidated Entities	1.876%	-3.832%	1.657%	-0.513%
Equity in Net Income(Loss) of Unconsolidated Entities	0.000%	0.000%	-164.283%	-332.819%
Net Income	1.065%	-0.777%	3.850%	2.816%
Retained Earnings	0.250%	-0.065%	0.595%	0.277%
Stockholder’s Equity	0.188%	-0.051%	0.487%	0.229%
Current Assets	0.293%	0.000%	0.000%	0.000%
Long-Term Assets	0.000%	0.000%	-0.140%	-0.038%

Based upon the above metrics, we concluded that the impact of the prior year errors was not material to our previously issued annual 2009, 2010 or 2011 financial statements on a quantitative basis. We believe the impact of the errors is immaterial to each of the primary line items affected by the errors, with the exception of the line item “Equity in Net Income (Loss) of Unconsolidated Entities” where it is quantitatively significant to that line item. As previously discussed, we use this line item to report our proportionate share of the earnings from all of our equity method investments (which includes Oslo, as well as several other equity method investments). We do not consider this line item to be a particularly relevant metric for assessing our performance by users of our financial statements based on the fact that (i) the activity on this line item has historically comprised a small portion of our profits in most years (ii) the results of our investees have been near breakeven, and (iii) the results of our equity method investees are not routinely covered in our press releases.

In accordance with ASC 250-10-45-27 (formerly APB 28), each error was also assessed based on the projected results for 2012 and we concluded that the errors were not material. Additionally, we also evaluated the same qualitative considerations that was discussed in our prior response and concluded that there were no additional qualitative considerations that changed management’s conclusion related to the impact of correcting the misstatements in 2012. We concluded that the correction of the misstatements did not significantly impact any trends and the correction of the misstatements had no significant impact on earnings for any of the periods affected. The only trends affected were in the second quarter of 2012. The errors were therefore corrected as OOP adjustments in the three months ended 6/30/12 and transparent disclosures were added to the footnotes to our 6/30/12 financial statements to disclose the nature and effect of the OOP adjustments.

Note V. Stock-Based Compensation, Page F-19

Comment 4:

We note from your response to our prior comment 13 that you will revise your footnote disclosure to include additional information about the methods and significant assumptions used to determine fair value of the time-based and performance-based RSUs. However, we believe that your disclosure of the assumptions used in the Monte-Carlo simulation model should include the specific assumptions used during the periods presented (e.g. 60%-70% volatility). Please confirm that you will revise accordingly.

Confidential Treatment Requested by International Shipholding Corporation

ISH-007

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

Response:

We acknowledge the staff’s request and plan to revise our future periodic filings, beginning with our third quarter 2013 Form 10-Q, to include the specific assumptions used in the Monte-Carlo simulation model which we used to estimate the fair value of our market based performance awards.

We believe the above responses provide all of the information the Staff has requested in its Additional Comment Letter. However, we would be pleased to provide additional information if it is deemed necessary. You may contact me at 251-243-9082.

Sincerely yours,

INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Manuel G. Estrada
Manuel G. Estrada
Vice President and Chief Financial Officer

Confidential Treatment Requested by International Shipholding Corporation

ISH-008

***–Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83